UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Nanosphere, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
63009F105
(CUSIP Number)
Laura Bermont, Esq.
Lurie Investments, Inc.
440 West Ontario Street
Chicago, Illinois 60654
(312) 466-3750
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Lurie Investment Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,142,476

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,142,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,142,476

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Eagle Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,166,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,166,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,166,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS AOQ Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,008,979

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,008,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,008,979

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Alfa-Tech, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,267,172

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,267,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,267,172

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Lurie Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		74,324

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		74,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	74,324

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS WASK Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		42,501

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		42,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	42,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS LFT Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Ann and Robert H. Lurie Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		131,501

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		131,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	131,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Mark Slezak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		24,324

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,291,277

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,324

WITH	10	SHARED DISPOSITIVE POWER

		8,291,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,315,601

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	63009F105
This Amendment No. 3 amends the Schedule 13D filed by the Reporting Persons on December 1, 2008, as amended by Amendment No. 1 and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 23, 2009 and June 18, 2009, respectively (as so amended, the “Schedule 13D”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following as the last paragraph thereof:
On October 21, 2009, AOQ Trust and LFT, each using its working capital, purchased 337,849 shares and 162,151 shares of Common Stock, respectively, in an underwritten offering at a purchase price of $7.00 per share (such shares, the “October 2009 Purchased Shares” and collectively with the AOQ Purchased Shares, the LII Purchased Shares, the LIF Purchased Shares and the May 2009 Purchased Shares , the “Purchased Shares”).
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a)-(b)	Amount beneficially owned:

			Percent of class:**
LIF	4,142,476	shares*	14.9%
ECM	4,166,800	shares*	15.0%
ATL	1,267,172	shares	4.6%
AOQ Trust	2,008,979	shares	7.3%
WASK	42,501	shares*	0.2%
Foundation	131,501	shares*	0.5%
LII	74,324	shares	0.3%
LFT	600,000	shares	2.2%
Mark Slezak	8,315,601	shares*	29.9%

*	Includes warrants immediately exercisable to purchase shares of Common Stock as follows: ECM and LIF, 136,340 shares; WASK, 6,015 shares; the Foundation; 18,610 shares; Mark Slezak, 160,965 shares.

**
Based on 27,646,521 shares of Common Stock outstanding as of October 21, 2009 as reported by the Issuer in its (i) Prospectus Supplement dated and filed with the Securities and Exchange Commission on October 10, 2009 and (ii) Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2009.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

LIF	0 shares
ECM	0 shares
ATL	0 shares
AOQ Trust	0 shares
WASK	0 shares
Foundation	0 shares
LII	0 shares
LFT	0 shares
Mark Slezak	24,324 shares

CUSIP No.	63009F105
(ii)	Shared power to vote or to direct the vote

LIF	4,142,476	shares*
ECM	4,166,800	shares*
ATL	1,267,172	shares
AOQ Trust	2,008,979	shares
WASK	42,501	shares*
Foundation	131,501	shares*
LII	74,324	shares
LFT	600,000	shares
Mark Slezak	8,315,601	shares* **
(iii)	Sole power to dispose or direct the disposition of

LIF	0 shares
ECM	0 shares
ATL	0 shares
AOQ Trust	0 shares
WASK	0 shares
Foundation	0 shares
LII	0 shares
LFT	0 shares
Mark Slezak	24,324 shares
(iv)	Shared power to dispose or to direct the disposition of

LIF	4,142,476	shares*
ECM	4,166,800	shares*
ATL	1,267,172	shares
AOQ Trust	2,008,979	shares
WASK	42,501	shares*
Foundation	131,501	shares*
LII	74,324	shares
LFT	600,000	shares
Mark Slezak	8,315,601	shares* **

*	Includes warrants immediately exercisable to purchase shares of Common Stock as follows: ECM and LIF, 136,340 shares; WASK, 6,015 shares; the Foundation; 18,610 shares; Mark Slezak, 160,965 shares.

**	Mr. Slezak shares voting and dispositive power over the 2,008,979 shares held by AOQ Trust with Ann Lurie who is also a trustee of AOQ Trust. See Item 2 for more information about Ann Lurie.

CUSIP No.	63009F105

Mark Slezak as (i) the managing member of ECM, which is the executive managing member of LIF and the managing member of ATL, (ii) the managing member of WASK; (iii) the Investment Manager of LFT; (iv) an executive officer and director of LII and the Foundation and (v) a trustee of AOQ Trust may be deemed to be the beneficial owner of the shares of Common Stock held by those entities. Mr. Slezak disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(c) Except for the October 2009 Purchased Shares described in Item 3 hereof, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.
(d) No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
All of the directors and executive officers of the Issuer including Mark Slezak, chairman of the board of directors of the Issuer and one of the Reporting Persons, executed a lock-up agreement (the “Lock-up Agreement”) dated October 15, 2009 with Piper Jaffray & Co. (the “Underwriter”) in connection with the acquisition of the October 2009 Purchased Shares that prohibits him from offering for sale, pledging, assigning, encumbering, announcing the intention to sell, selling, contracting to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for shares of the Common Stock for a period of at least 90 days following the date of the prospectus supplement (which was dated October 16, 2009) offering the Common Stock including the October 2009 Purchased Shares without the prior written consent of the Underwriter. The Lock-up Agreement does not prohibit Mark Slezak from transferring shares of Common Stock for bona fide estate or tax planning purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms, or pursuant to Rule 10b5-1 trading plans in existence as of the date of the prospectus supplement. The 90-day lock-up is subject to extension if (i) during the last 17 days of the lock-up period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of the lock-up period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in the Lock-up Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Underwriter waives the extension in writing. This description of the Lock-up Agreement is qualified in its entirety by reference to the full text of the document, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
1.* Joint Filing Agreement, dated as of November 26, 2008, among Lurie Investment Fund, L.L.C., Eagle Capital Management, LLC, Alfa-Tech, LLC, AOQ Trust, WASK Investments, LLC, Lurie Investments, Inc., the Ann and Robert H. Lurie Foundation, LFT Partnership and Mark Slezak.
2. Lock-up Agreement dated October 15, 2009 between Piper Jaffray & Co. and Mark Slezak.

*	Previously filed.

CUSIP No.	63009F105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 26, 2009

Lurie Investment Fund, L.L.C.
By:	Eagle Capital Management, LLC Executive Managing Member
/s/ Mark Slezak
By:	Mark Slezak Sole Member

Eagle Capital Management, LLC
/s/ Mark Slezak
By:	Mark Slezak Sole Member

Alfa-Tech, LLC
By:	Eagle Capital Management, LLC Managing Member
/s/ Mark Slezak
By:	Mark Slezak Sole Member

AOQ Trust
/s/ Mark Slezak
By:	Mark Slezak Trustee

CUSIP No.	63009F105

Lurie Investments, Inc.
/s/ Mark Slezak
By:	Mark Slezak Chief Executive Officer

WASK Investments, LLC
/s/ Mark Slezak
By:	Mark Slezak Managing Member

LFT Partnership
/s/ Mark Slezak
By:	Mark Slezak Investment Manager

Ann and Robert H. Lurie Foundation
/s/ Mark Slezak
By:	Mark Slezak Vice President

CUSIP No.	63009F105
EXHIBIT INDEX

Exhibit
No.	Description

2.	Lock-up Agreement dated October 15, 2009 between Piper Jaffray & Co. and Mark Slezak.